UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, Critical Metals Corp. (the “Company”) entered into that certain Subscription Agreement, dated as of February 8, 2024, by and between the Company, Sizzle Acquisition Corp., VO Sponsor, LLC and certain funds affiliated with Empery Asset Management, LP (the “Empery Funds”) (the “Subscription Agreement”), under which the Empery Funds received warrants (the “Preexisting Warrants”) exercisable for 1,000,000 ordinary shares of the Company, par value $0.001 per share (“Ordinary Shares”). The Preexisting Warrants have an exercise price of $10.00 per share.

On June 16, 2024, the Empery Funds elected to partially exercise the Preexisting Warrants for 600,000 Ordinary Shares. The Company will receive $6,000,000 in gross proceeds as a result of the Empery Funds’ partial exercise of the Preexisting Warrants. The Company expects to use a portion of the proceeds to complete the $5,000,000 cash payment due Rimbal Pty Ltd. to acquire a 5.55% interest in the Tanbreez Green Rare Earth Mine. Such acquisition is described further in the Company’s Report of Foreign Private Issuer on Form 6-K, filed with the U.S. Securities and Exchange Commission on June 10, 2024.

In addition, on June 16, 2024, the Company issued new warrants to the Empery Funds that are exercisable for 1,000,000 Ordinary Shares (the “New Warrants”). The New Warrants will have an exercise price of $11.45 per share and will expire on June 18, 2029. The form of New Warrants is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of New Warrant Agreement between Critical Metals Corp. and the Empery Funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: June 17, 2024

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